Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 20, 2004, with respect to the consolidated statements of income, shareholders’ equity and cash flows of Syntel, Inc. and Subsidiaries for the year ended December 31, 2003 included in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-00000) and related Prospectus of Syntel, Inc. for the registration of 3,450,000 shares of its common stock.
We also consent to the incorporation by reference therein of our report dated February 20, 2004 with respect to the consolidated statements of income, shareholders’ equity and cash flows of Syntel, Inc. and Subsidiaries for the year ended December 31, 2003 included in the Annual Report (Form 10-K) for 2005 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Detroit, Michigan,
January 2, 2007